UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party Other than the Registrant ☒

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☒	Preliminary Proxy Statement
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☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to Section 240.14a-12

Power REIT

(Name of Registrant as Specified In Its Charter)

Paul M. Dorsey

Andrew M. Wasco

Joseph M. Vrankin

Joyce Johnson-Miller

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Paul M. Dorsey

110 Westminster Drive

West Hartford, Connecticut 06107

May __, 2012

Dear Fellow Shareholder:

I am the beneficial owner of 1,000 shares of beneficial interest of Power REIT, a Maryland real estate investment trust (the “Trust”), representing approximately 0.06% of the outstanding shares of the Trust’s beneficial interests. For the reasons set forth in the accompanying Proxy Statement, I believe that the current board of trustees of the Trust should be replaced. I am therefore seeking your support at the Trust’s annual meeting of shareholders, including any adjournments or postponements of it, and any meeting that may be called in lieu of it, scheduled to be held at the offices of Morrison Cohen LLP, 909 Third Avenue, New York, New York on Thursday, May 24, 2012, commencing at 10:00 a.m. Eastern Daylight Time, for the following proposals:

•	to elect four trustees: Paul M. Dorsey, Andrew M. Wasco, Joseph M. Vrankin and Joyce Johnson-Miller to the Trust’s board to hold office until the 2013 annual meeting or until their respective successors are duly elected and qualified;
•	to ratify Gibbons & Kawash as the Trust’s independent audit firm;
•	to approve the Power REIT 2012 Equity Incentive Plan; and
•	to transact such other business as may properly come before the meeting.

We urge you to consider carefully the information contained in the attached Proxy Statement and then support these efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to shareholders of the Trust on or about May __, 2012.

You may have received, or may receive in the future, a separate proxy solicitation from the Trust. For all of the reasons discussed in the accompany Proxy Statement, I strongly urge you to REJECT the Trust’s solicitation and NOT sign any ________ proxy card that the Trust has sent or will send to you.

If you have already returned a _________ proxy card, you have every right to change your votes by signing and returning a later-dated WHITE proxy card.

It is important that your shares of the beneficial interest in the Trust be represented and voted at the annual meeting. Accordingly, even if you plan to attend the annual meeting in person, please cause your shares to be voted by signing, dating and mailing the enclosed WHITE proxy card. If you have any questions or require any assistance with your vote, please contact Laurel Hill Advisory Group LLC, which is assisting me, at their address and toll-free numbers listed below.

Thank you for your support,

Paul M. Dorsey

_________________________

If you have any questions, require assistance in voting your WHITE proxy card, need additional copies of these proxy materials or need directions to attend the annual meeting, please call Laurel Hill Advisory Group LLC at the phone numbers listed below.

Laurel Hill Advisory Group LLC

100 Wall Street, 22nd Floor

New York New York 10005

Banks and brokers call collect: 917-338-3181

All others call toll free: 888-742-1305

PRELIMINARY COPY - SUBJECT TO COMPLETION

ANNUAL MEETING OF SHAREHOLDERS

OF

POWER REIT

_________________________

PROXY STATEMENT

OF

PAUL M. DORSEY

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Paul M. Dorsey is the beneficial owner of 1,000 shares of beneficial interest of Power REIT, a Maryland real estate investment trust (the “Trust”), representing approximately 0.06% of the outstanding shares of beneficial interest of the Trust. Mr. Dorsey is writing to you in connection with the election of four trustee-nominees to the board of trustees of the Trust at the annual meeting of shareholders scheduled to be held at the offices of Morrison Cohen LLP, 909 Third Avenue, New York, New York on Thursday, May 24, 2012, commencing at 10:00 a.m. Eastern Daylight Time, including any adjournments or postponements of such meeting and any meeting which may be called in lieu of the meeting (the “Annual Meeting”). This proxy statement (this “Proxy Statement”) and the enclosed WHITE proxy card are first being furnished to shareholders on or about _____ __, 2012. This Proxy Statement and the enclosed WHITE proxy card are being furnished to the Trust’s shareholders by Mr. Dorsey and the other participants in this solicitation as identified in the section entitled “Participants in the Solicitation” in connection with the solicitation of proxies from the Trust’s shareholders for the following purposes:

•	to elect four trustees: Paul M. Dorsey, Andrew M. Wasco, Joseph M. Vrankin and Joyce Johnson-Miller (collectively, the “Dorsey Nominees”) to the Trust’s board to hold office until the 2013 annual meeting or until their respective successors are duly elected and qualified;
•	to ratify Gibbons & Kawash as the Trust’s independent audit firm;
•	to approve the Power REIT 2012 Equity Incentive Plan; and
•	to transact such other business as may properly come before the Annual Meeting.

The current board of directors of the Trust (the “Current Board”) has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as April 30, 2012 (the “Record Date”). Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Current Board’s proxy statement, as of the close of business on April 30, 2012, there were 1,623,250 shares of beneficial interest outstanding, each share being entitled to one vote on all matters presented at the Annual Meeting.

According to the Current Board’s proxy statement, the principal executive offices of the Trust are located at 55 Edison Avenue, West Babylon, New York 11704. In its Annual Report on Form 10-K, the Trust lists its telephone number as (212) 750-0371.

The participants in this solicitation beneficially own an aggregate of 1,000 shares of beneficial interest, representing approximately 0.06% of the outstanding shares of beneficial interest. Mr. Dorsey intends to vote his shares, and the other participants in this solicitation have advised him that they intend to vote their shares, (i) to elect the Dorsey Nominees, (ii) to ratify the appointment of Gibbons & Kawash as the Trust’s independent audit firm and, (iii) in the discretion of the proxies named in the enclosed WHITE proxy card, on the consideration of such other business as may properly come before the Annual Meeting.

Mr. Dorsey requests that shareholders sign, date and mail promptly the enclosed WHITE proxy card in the postage-paid envelope provided. He urges you not to sign any ________ proxy card or other proxy card sent to you by the Trust. If you have already done so, you may revoke your previously signed proxy by delivering a written notice of revocation or a later-dated WHITE proxy card in the enclosed envelope.

If your shares are held in the name of a brokerage firm, bank, bank nominee or other institution (commonly referred to as being held in “street name”), only such firm, bank, nominee or other institution can vote your shares and, with respect to the election of trustees, only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card as soon as possible.

Any proxy executed by a holder of shares of beneficial interest may be revoked at any time prior to its use by filing a written notice of revocation with the secretary of the Trust or by submitting a duly executed later-dated proxy or by attending the Annual Meeting and voting in person.

Mr. Dorsey has retained Laurel Hill Advisory Group LLC to assist him in communicating with shareholders in connection with the proxy solicitation and to assist in his efforts to obtain proxies. If you have any questions about how to complete or submit your WHITE proxy card or any other questions, Laurel Hill Advisory Group LLC will be pleased to assist you. Laurel Hill Advisory Group LLC may be contacted at the phone numbers listed below.

Laurel Hill Advisory Group LLC

100 Wall Street, 22nd Floor

New York NY 10005

Banks and brokers call collect: 917-338-3181

All others call toll free: 888-742-1305

THIS SOLICITATION IS BEING MADE BY PAUL DORSEY AND NOT ON BEHALF OF THE CURRENT BOARD OR MANAGEMENT. NEITHER MR. DORSEY NOR ANY OF THE OTHER PARTICIPANTS IN THIS SOLICITATION IS AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, OF WHICH MR. DORSEY IS NOT AWARE WITHIN A REASONABLE TIME PRIOR TO THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL EXERCISE THEIR DISCRETION TO VOTE ON SUCH MATTERS. MR. DORSEY AND THE OTHER PARTICIPANTS IN THIS SOLICITATION URGE YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THEIR NOMINEES. IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE TRUST, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF MR. DORSEY’S NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER-DATED PROXY FOR THE ANNUAL MEETING TO MR. DORSEY, C/O LAUREL HILL ADVISORY GROUP LLC WHO IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF THE TRUST, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT

Your vote is important, no matter how many or how few shares you own. Mr. Dorsey urges you to sign, date, and return the enclosed the WHITE proxy card today to vote FOR the election of his Nominees.

•	If your shares are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Paul Dorsey, c/o Laurel Hill Advisory Group LLC, in the enclosed envelope today.

•	If your shares are held in a brokerage account, bank or otherwise in street name, you are considered the beneficial owner of the shares, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative on how to vote. Your broker cannot vote your shares on your behalf regarding the election of Trustees without your instructions.

•	Depending upon your broker, bank or custodian, you may be able to provide voting instructions either through (i) a toll-free telephone number or (ii) the Internet. Please refer to the enclosed voting form for instructions on how to provide voting instructions electronically. You may also provide voting instructions by signing, dating and returning the enclosed voting form.

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Because only your latest-dated proxy card will count, we urge you NOT to return any proxy card you receive from the Trust or Current Board. Even if you return the Current Board’s proxy card marked “withhold” as a protest against the incumbent trustees, it will not revoke any proxy card you may have previously sent to the Trust. Remember, you can vote for the Dorsey Nominees only on the WHITE proxy card. So please make certain that the latest-dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of these proxy materials or directions to attend the Annual Meeting, please call Laurel Hill Advisory Group LLC at the phone numbers listed below.

Laurel Hill Advisory Group LLC

100 Wall Street, 22nd Floor

New York NY 10005

Banks and brokers call collect: 917-338-3181

All others call toll free: 888-742-1305

REASONS FOR MR. DORSEY’S SOLICITATION

The core of the Trust is the 99 year lease (renewable) at $915,000 per year, without escalations, that Pittsburgh & West Virginia Railroad has with Norfolk Southern. For almost 45 years, that rental income was efficiently converted into dividend income under the leadership of the Jones family and the other trustees.

The Jones family is now gone from the Board of Trustees – Herbert Jones, Jr. passed in July 2010 and his son, Herbert, Jones, III, resigned from the Board in February 2011. David Lesser is Chairman since December 2010 and Chief Executive Officer since February 14, 2011.

Now, the new Board of Trustees, headed by David Lesser, is about to embark, according to the Trust’s Registration Statement on Form S-3, on what the Dorsey Nominees consider to be a potentially disastrous course for the Trust’s non-management shareholders.

Putting Our Investments at Risk:

The Dorsey Nominees believe David Lesser intends to transform Power REIT into another of his “alternative energy” investment vehicles, just like the bankrupt company Coast Intelligen, Inc. which Mr. Lesser controlled. According to the Form S-3, as detailed below, which was filed in connection with the Current Board’s intention to raise up to $100,000,000, filed with the SEC on March 13, 2012:

Page 2: “Renewable Energy Assets. We intend to initially concentrate our growth efforts within the renewable energy sector. To date we have primarily focused on MW scale wind and ground mounted solar, but have also explored and will continue to explore other renewable energy asset classes. These assets typically have long-term power purchase agreements with investment grade, regulated utilities. Our goal is to acquire the real property assets of these projects, such as land, leasehold interests, rights of way and associated transmission and other infrastructure and development work, and lease such assets back to the respective project companies on a long-term basis. Our returns will generally be through lease payments that will be structured as an operating expense of the respective project. In addition to an existing focus on wind and solar projects, we will continue to explore investment in other renewable energy assets classes such as hydroelectric, geothermal, biofuels and biomass.”

The Trust has a total market capitalization of under $15 million, based on an April 30, 2012 closing price of the Trust’s shares of $9.20 per share and a total of 1,623,250 shares outstanding. Accordingly, the $100 million of securities which Mr. Lesser and the Current Board has registered for sale is in excess of 6.5 times the number of the Trust’s currently outstanding shares.

4

Leveraging Shareholder Assets without a Vote:

Mr. Lesser and the Current Board are, according to the Trust’s Form S-3 as quoted below, considering a leveraged capitalization. The Dorsey Nominees believes this strategy is out of scale with the risk reward ratio a prudent person would believe is required to generate safe, sound growth.

Page 19: “Our use of leverage increases the risk of investing in our securities and will increase the costs borne by common stockholders. Leverage may limit or prevent us from paying dividends on our common shares. There is no limitation on the amount of preferred shares we may issue or indebtedness we may incur in the future.”

Page 5: “We intend to employ prudent amounts of leverage as a means of providing additional funds to acquire properties and for general corporate purposes. At March 31, 2012, the outstanding principal amount of our consolidated debt was equal to 0% of our total enterprise value. We intend to target this ratio to no more than 50%, although our organizational documents contain no limitations regarding the maximum level of debt that we may incur and we may exceed this amount from time to time.

“Further, we intend to access various sources of equity capital, including the public markets, contributors of assets in exchange for OP Units in our to-be-formed Operating Partnership, and private institutional investors, including but not limited to, private equity firms, pension funds and insurance companies. In certain cases, we may form joint ventures to share the risk of ownership or development, or to provide us with a source of future transaction or development opportunities.”

Self Dealing:

Mr. Lesser and the Current Board have already cut the Trust’s dividends to its shareholders to $0.10 per share; now, in the Trust’s Form S-3 he is giving us notice that he may divert our income directly to benefit himself:

Page 14: “On occasion, our management team may have financial interests in our lessees. Although, our Declaration of Trust permits this type of business relationship and a majority of the disinterested trustees must approve any such transaction, there may be material conflicts of interest between Power REIT on one hand, and our management team on the other hand, and these conflicts may be unfavorable to us.”

Page 19: “Our management team may own interests in our lessees and may have interests that conflict or appear to conflict with those of the Company.”

Diverting Direct Ownership:

According to the Trust’s Form S-3, Mr. Lesser and the Current Board intend to redistribute Power REIT’s assets into various partnership structures that will not be subject to voting control by Power REIT shareholders. As an example:

Page 5: “Provided we succeed in moving forward with our financing and acquisition strategies, Power REIT intends to form an UPREIT (“Operating Partnership” or “Power UPREIT”), which is a common form of organization for many equity REITs in the U.S. At such time, we expect to contribute the shares of Pittsburgh & West Virginia Railroad and any other special purpose asset ownership, to our Operating Partnership in exchange for Operating Units (“OP Units”) in the Operating Partnership (the “UPREIT Reorganization”). Power REIT intends to manage the Operating Partnership. Following our UPREIT transaction, substantially all of our operations will be carried out through our Operating Partnership and its special purpose subsidiaries.”

5

According to the accompanying diagram on page 5 of the Trust’s Form S-3, these “special purpose subsidiaries” will include “To be Formed Joint Ventures.” Will current management have financial interests in these “To be Formed Joint Ventures”?

Page 18: The UPREIT structure may increase the general and administration costs of managing the Company and the operational complexity and risk of the Company’s corporate structure.

By establishing a partnership subsidiary, Power REIT may incur more costs than it is currently subject to, including professional expenses related to general and administrative, accounting, tax consulting, audit and legal costs. Although, we believe our business plan and future expected growth will make up for any increase in G&A expenses, there can be no assurance that such business plan will come to fruition or whether any such increase in revenues will offset any increase in G&A expenses. Increased complexity in our corporate structure may introduce other operational risks that do not currently exist and cannot reasonably be projected, and which risks may have a material impact on our business, operations and/or financial condition.

Risking All:

During the course of the lowest interest rates in decades, the Form S-3 states:

Page 11: “Our investments in certain assets will generally decline in value if long-term interest rates increase. If interest rates were to rise from their current historically low levels, it may affect the market perceived or actual value of our assets and/or dividends and consequently our stock price may decline in value.

“If our acquisitions do not meet our performance expectations, the cash available to meet company obligations and dividends may be impaired.”

Disenfranchising the Shareholder:

Lesser does not believe in giving shareholders a voice as he places our investment at risk; again from the Trust’s S-3:

Page 14: “Provisions of the Maryland General Corporation Law and our Declaration of Trust and By-laws could deter takeover attempts and have an adverse impact on the price of our common stock.

“The Maryland General Corporation Law and our Declaration of Trust and By-laws contain provisions that may have the effect of discouraging, delaying or making difficult a change in control in Power REIT. The business combination provisions of Maryland law (if our Board of Trustees decides to make them applicable to us), the control share acquisition provisions of Maryland law (if the applicable provisions in our Bylaws are rescinded), the limitations on removal of Trustees, the restrictions on the acquisition of our shares of beneficial interest, the power to issue additional shares and the advance notice provisions of our Bylaws could have the effect of delaying, deterring or preventing a transaction or a change in the control that might involve a premium price for holders of the common shares or might otherwise be in their best interest.”

Our investment value has dropped 15.46% in the year Mr. Lesser has been in charge. Yet, during such year he has been busy retrenching management and setting up his grand scheme for the Trust.

Lesser is hiding his true record:

Again, from the Form S-3, the Current Board would have you believe:

Page 4: “Experienced Executive Management Team with a Proven Track Record. Collectively, our executive management team has 40 years of experience in investment banking, energy, capital markets and creating shareholder value in public real estate investments. Power REIT is led by David H. Lesser who serves as our Chairman and Chief Executive Officer. Mr. Lesser has significant experience with real estate and real estate securities having served as a Director of Investment Banking at Merrill Lynch & Co in the real estate finance group and as a Senior Vice President of Crescent Real Estate Equities (NYSE: CEI). In 1995, Mr. Lesser formed Hudson Bay Partners, LP (“HBP”), an investment firm focused on real estate, real estate-related, and alternative energy opportunities. In 1997, Mr. Lesser, as president of HBP, led an investor group that conducted a reverse merger transaction with American Real Estate Investment Corporation (AMEX: REA) leading ultimately to the formation of Keystone Property Trust (NYSE: KTR) (“Keystone”). The transaction involved an investment of $30 million of cash, the merger of a property management company and the acquisition of a family owned portfolio of industrial properties for ownership in the REIT. In addition to the initial structuring and the equity investment by HBP, Mr. Lesser served on Keystone’s board of trustees until June 2000. Keystone was acquired by Prologis (NYSE: PLD) in 2004 for a total enterprise value of $1.4 billion and delivering a compound annual shareholder return of 16.5% from the initial transaction. Power REIT’s business plan is similar to Keystone’s original business plan: create shareholder value through acquisitions that grow funds from operations and dividends per share.”

6

A Hidden History – Bankruptcy, Lawsuit, Destroyed Shareholder Value:

Hudson Bay Partners-

Mr. Lesser owns 100% of his investment company, Hudson Bay Partners, L.P. (“Hudson Bay”), which was started in 1995, at about the time he left employment at Crescent Real Estate Equities (“Crescent”), a publicly traded REIT. Two Form’s 10-Ks filed by Crescent are very noteworthy in evaluating the success/failure investment record of Hudson Bay (and David Lesser):

•	Crescent owned an “investment in HBCLP, Inc. (the primary asset of which was an investment in Hudson Bay Partners, L.P., an investment partnership in which the Company [Crescent] holds an effective 95% economic interest” (Source: Crescent’s Form 10-K for the year ending December 31, 1998).

•	Crescent surrendered 100% of its investment in HBCLP, Inc. and took an “impairment charge of approximately $6.5 million” in December 2003. (Source: Crescent’s Form 10-K for the year ending December 31, 2003.)

•	After the December 2003 sale, Crescent’s public filings with the SEC do not mention any other connection or investment with David Lesser, Hudson Bay Partners, L.P. or HBCLP, Inc.

David Lesser has stated to the shareholders of Power REIT that he has “substantial experience in creating shareholder value in REITs” (Source: Power REIT’s Form S-3, page 27)

According to a Schedule 13D dated February 16, 2012, and filed with the SEC March 5, 2012, David Lesser states that he owns 100% of Hudson Bay Partners, LP (“Hudson Bay”). From May 1996 thru December 2003, Hudson Bay was involved in two deals with publicly traded companies and at least two non-publicly traded ventures, the disposition of which you may be interested to know:

Entity	Status
Keystone Property Group/American Real Estate Investment Corp. (Public)	Lost 21% of value
Coast Intelligen, Inc. (Non-Public)	Bankruptcy
Santa Fe Gaming Corp. (Public)	Failed deal leading to multiple lawsuits
Newfoundland Investment Company, LLC (Non-Public)	“Belly up”

Keystone Property Trust / American Real Estate Investment Corp. -

As past proxy statements make clear, “Mr. Lesser’s investment firm . . . Hudson Bay Partners, LP. Sponsored the merger of two [private] real estate companies into a small [pre-existing] capitalization REIT [American Real Estate Investment Corp, which would later change its name to Keystone Property Trust].”

•	Hudson Bay sponsorship in mid December, 1997 consisted of approximately $18 million in exchange for stock and warrants – lots of warrants – in the REIT. At the time, Hudson Bay received 95% of its capital from Crescent Real Estate Equities. The Hudson Bay Partners, LP partner responsible for the execution of the merger, Robert Savage, later became Executive Vice President and Chief Operating Officer of Keystone Property Trust.

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•	David Lesser served on the REIT’s Board of Directors from its merger on December 12, 1997 to May 31, 2000. He was not re-nominated for a second term.

•	David Lesser has stated to the shareholders of Power REIT that he has “substantial experience in creating shareholder value in REITs.” His biographical summary states, in part, “. . . Mr. Lesser served on Keystone’s board of trustees until June 2000. Keystone was acquired by Prologis (NYSE: PLD) in 2004 for a total enterprise value of $1.4 billion and delivering a compound annual shareholder return of 16.5% from the initial transaction [in December 1997].” (Source: Power REIT’s most recent Form S-3, page 27). However, from December 31, 1997 thru May 31, 2000 (which was David Lesser’s last full day as a Keystone trustee), Keystone’s common stock price declined 20.6% (Source: Keystone’s proxy statement, Form Def 14A, filed April 30, 2001, page 18).

•	During Mr. Lesser’s time at Keystone there was a stunning decline in net income per common share. The following facts are from Keystone Property’s Forms 10-K as filed with the SEC:

Net Income Available, Per Common Share

For the 12 months ended December 31,

1998:	$1.77
1999:	$0.83
2000:	$0.10

Coast Intelligen, Inc. -

•	In 2008, an alternative energy company controlled by David Lesser, Coast Intelligen, Inc. (“Coast”), became illiquid and then filed for bankruptcy while Mr. Lesser was President and sole director.

•	Coast was/is an alternative power company which now shares the new office address of Power REIT. Could this be the type of “development project” investment meant when the Trust’s Form S-3 states it intends to “concentrate our growth efforts within the renewable energy sector”?

•	David Lesser made a number of loans to Coast. These loans were not typical third party loans; Mr. Lesser, as Lender, negotiated the terms with himself, as President of Coast. The loans had interest rates of between 15% and 18% and included a number of penalty provisions. Over seven years, these loans grew from $1.4 million in actual lending to $4.1 million in loan obligations by the time of the Coast bankruptcy filing. The $4.1 million in loan obligations to Mr. Lesser and his affiliates (see next bullet point) represented over 73% of Coast’s total obligations at the time of the Coast bankruptcy filing.

•	While Coast was losing money and headed for bankruptcy, with David Lesser worried about “losing his entire investment,” Mr. Lesser sold about $1 million in loans he had previously made to Coast to his children’s trust fund. The loans were non-performing at the time of the sale and, in addition, Mr. Lesser represented the loans as being secured. In fact, Mr. Lesser failed to file the necessary documents to perfect the loan’s secured status in bankruptcy. The loans paid about $0.10 on the dollar, and the surviving company went 100% to Mr. Lesser.

•	At the start of Coast’s operations, David Lesser planned to bring in a professional, successful management team to take Coast to the next level. But in seven years, he never did; as President, he functioned as Coast’s Chief Executive Officer. Although he claims he was not responsible for day-to-day operations, the Chief Operating Officer reported directly to him. He was always actively involved with this company.

•	David Lesser promised the shareholders of Coast, a private company that was hoping to go public, a system of accounting established and administered in accordance with sound business practices. David Lesser set up the books and records of Coast in QuickBooks.

•	David Lesser also promised the shareholders of Coast an annual audit of the financial statements from a nationally recognized firm of certified public accountants. But in seven years time that Mr. Lesser was president a sole director of Coast, there was never an audit conducted of its financial statements.

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Santa Fe Gaming Corp -

This company and the much larger Station Casinos were originally in merger discussions with Crescent Real Estate Equities Company and with David Lesser at Hudson Bay (which was getting 95% of its economic funding from Crescent), acting as the main point of contact to Crescent. Both merger talks failed.

•	What I find noteworthy is that David Lesser signed a confidentiality agreement with both casinos, and that both casinos eventually sued him for breaking those agreements. I also find it noteworthy that Hudson Bay bought debt and preferred stock in Santa Fe, and then filed an involuntary petition of bankruptcy against Santa Fe. When David Lesser told the Bankruptcy Judge the purchases were made “for investment purposes” and not for purposes of control, the judge did not believe him and rejected Hudson Bay’s petition.

Newfoundland Investment Company, LLC -

This entity was a developer of shopping centers in the Southwest, including Texas. At a disposition hearing at Coast on April 10, 2007, David Lesser testified as to what happened at Newfoundland:

Q.	In the case [ ] in which you were disposed that we talked about earlier, . . . the Texas case . . . what were the nature of the allegations against you?
A.	. . . In the Texas case I’m not sure I was a party. I don’t recall that, but the – it was a dispute over, as I recall, some fees that were claimed by, I guess, a former consultant, for lack of a better word . . . that I
Q.	Okay
A.	And that firm ultimately went – you know – went belly-up, and so he was seeking his fees.
Q.	Okay
A.	that he claimed was owed.

What Mr. Dorsey finds noteworthy about the Newfoundland investment, in addition to the fact that it was yet another failed venture that David Lesser invested in, were the following excerpts from two different judicial Orders issued in the case titled Jose A. Gross v. Newfoundland Investment Company, L.L.C., and Hudson Bay Partners, L.P. (Civil Action No H-01-1179), which was brought in the Federal District Court for the Southern District of Texas:

From Document #8, an order signed by United States District Judge Melinda Harmon on May 23, 2001:

•	“Despite Defendant Hudson Bay’s contention, supported by David Lesser’s affidavit, that it has no contacts with Texas, Plaintiff Jose A. Gross has presented substantial evidence, not subsequently refuted by Defendant, that Defendant has purposefully directed real estate developments in Texas.”

From Document #35, an order signed by Federal Magistrate Judge Frances H. Stacy on July 31, 2002:

“Having considered the motion, the response, and the reply, the examples of Mr. Lesser’s argumentative, and in some cases inappropriate, responses to very basic deposition questions . . .”

[footnote: For example, when asked whether he had been enrolled in any institution of higher learning since he obtained his MBA from Cornell in 1988, Mr. Lesser responded, “I’m not sure what you mean by “institution of higher learning” and then, upon further inquiry responded, “I don’t know.”]

. . . It is Ordered that Plaintiff’s Motion to Compel and for Sanctions is GRANTED.”

Later in the order . . . >“Defendants and Mr. Lesser are cautioned to avoid the type of gamesmanship that occurred during the deposition in New York.”

Whenever Lesser has been involved in a board, or executive officer capacity, bad things happen to other investor’s stock values.

9

Dorsey Begins to Force Transparency:

In addition to the highly leveraged, “development project” risk detailed above, until forced by a Preliminary Dissident Proxy filed by Paul Dorsey, Mr. Lesser and the Current Board failed to disclose the Coast bankruptcy after becoming President of Pittsburgh & West Virginia Railroad. The SEC requires full disclosure of bankruptcy filings where that disclosure would be material to an evaluation of a nominee’s ability to serve as a director or an executive officer.

Last year, when Paul Dorsey began to run a dissident campaign against the Lesser board and challenged by Mr. Dorsey’s preliminary proxy statement and resulting SEC inquiries, Lesser finally “fessed up” and disclosed the bankruptcy at Coast, on the morning of the shareholder meeting, through a filing with the SEC. This revelation concerning the bankruptcy was never mailed to any shareholders, nor were the shareholders who had previously sent in their proxy statement given the opportunity to withdraw their votes based on this new disclosure when it was omitted from the proxy statement that solicited their votes.

The first disclosure of the bankruptcy at Coast was made via “Amendment No. 3” to the Trust’s definitive proxy statement, and was dated May 26, 2011. Neither that amendment to the proxy statement, nor the two amendments that preceded it, were mailed to the shareholders; nor was a notification of the amendments’ availability on the SEC web site mailed to the shareholders.

Schedule of Pittsburgh & West Virginia’s 2011 Proxy Statement filings with the SEC and mailings to shareholders:

Filing	Filing Date	Shareholder Mailing Date
Definitive Proxy Statement	April 29, 2011	April 29, 2012
Amendment No. 1	May 16, 2011	NONE
Amendment No. 2	May 23, 2012	NONE
Amendment No. 3 (date of the meeting)	May 26, 2012	NONE

Shareholders who wish to review the bankruptcy disclosure in last year’s proxy statement (including the three amendments) can do so via the SEC’s web site at http://www.sec.gov/).

In filings Mr. Lesser has caused to be made by the Trust since the Annual Meeting, including the Trust’s Form S-3 registering $100,000,000 in new securities for potential sale, there has been no accurate disclosure of the Coastal bankruptcy.

As a shareholder in the Trust, Paul Dorsey believes a conservative, careful and prudent investment strategy for growth is needed. For such reason Mr. Dorsey is seeking your votes for the Dorsey Nominees in order to replace the Lesser board, and put our investment in the Trust back on track.

PROPOSAL NUMBER 1

ELECTION OF DIRECTORS

The Trust’s board is composed of four trustees and, according to the Current Board’s proxy statement, all of whose terms will expire at the Annual Meeting. The Trust’s Bylaws authorize the board of trustees to establish, increase or decrease the number of trustees at any regular or special meeting of the board of trustees. The Current Board’s proxy statement fails to note the number of Trustees that has been fixed by the board of trustees. As the Current Board is soliciting votes for the election of [four] identified persons, Mr. Dorsey assumes for purposes of this Proxy Statement that the board of trustees has, in fact, been fixed at four members. For the reasons stated above, Mr. Dorsey is seeking your support at the Annual Meeting to elect the Dorsey Nominees identified below. According to the Current Board’s proxy statement, the trustees elected at the Annual Meeting will serve in such capacity for one-year terms expiring at the 2013 annual meeting of shareholders or until their successors have been duly elected and qualified, or until their earlier resignation or removal. Unless otherwise stated, each of the Dorsey Nominees has sole voting power and sole investment power with respect to the shares of beneficial interest beneficially owned by the Dorsey Nominee, if any, and each of the Dorsey Nominees is the beneficial owner of all shares held of record by the Dorsey Nominee, if any.

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Basic Information Concerning the Dorsey Nominees

Name and Address of Nominee	Age	Director Since
Paul M. Dorsey 110 Westminster Drive West Hartford, Connecticut 06107	51	N/A
Andrew M. Wasco 37 Woodmere Road Stamford, Connecticut 06905	51	N/A
Joseph M. Vrankin 24 West 490 Eugenia Drive Naperville, Illinois 60540	47	N/A
Joyce Johnson-Miller 428 Clermont Avenue Brooklyn, New York 11238	46	N/A

The Dorsey Nominees Experience and Skills Matrix

The Dorsey Trustee Nominees have considered the nature and quality of experience and skills sets needed for the protection and growth of shareholders’ investment in Power REIT. Trustees are responsible for overseeing the Trust’s business consistent with their fiduciary duty to shareowners. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. Listed in the chart below are the skill sets and expertise possessed by the members of the Dorsey slate of Trustee Nominees.

Trustee Nominee Skill/Experience Matrix
Accounting	International Business
Investment Analysis
Acquisitions	Litigation Analysis
Bank Financing	Management Development
Marketing
Real Estate Appraisal Services
Business Operations	Services
Real Estate Brokerage
Corporate Board Experience	Real Estate Development
Credit Analysis	Real Estate Management
Debt Financing	Restructuring
Distressed Investment	Retail
Risk Management
Revenue/Profit
Equity Financing	Generation
Finance	Sales
Industrial Manufacturing	Strategic Planning
International Acquisitions	Turnaround Management

The Dorsey Nominees are recognized persons of highest integrity with proven records of success in their individual fields and professions. Each Trustee has demonstrated innovative thinking, familiarity with and respect for corporate governance requirements and practices.

The Business Plan of the Dorsey Nominees

The Dorsey Nominees favor a prudent, gradual and safe growth strategy: steady, conservative investments in properties producing current income, with quality, long-term tenants, whose underlying value is based on sound, time-tested fundamentals.

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Power REIT’s current investment consists of its wholly owned subsidiary, Pittsburgh & West Virginia Railroad, a Pennsylvania business trust, which has leased the entirety of its railroad property to Norfolk Southern Corporation. The railroad property consists of 112 miles of main line railroad extending from Pittsburgh Junction, Ohio, through parts of West Virginia, to Connellsville, Pennsylvania and approximately 20 miles of branch rail lines and real estate used in the operation of the railroad. There is no mortgage, encumbrance or other restrictions on the railroad real estate, other than those restrictions imposed by the lease with Norfolk Southern Corporation. The lease with Norfolk Southern Corporation is a 99-year lease that provides Power REIT with $915,000 of base cash rent annually, with no escalation, and is renewable along the same terms for unlimited 99-year renewal terms.

Because our 99 year lease with Norfolk Southern is fixed at the annual rent at $915,000, with no escalation, a shareholder who bought shares in 1967 has suffered, by a rough estimate, an 80% loss in purchasing power, due to inflation. If Power REIT does nothing, a mere 4% annual inflation rate will generate an additional 80% loss in purchasing power over the next forty years.

The Dorsey Nominees’ business plan is different from the original Pittsburgh & West Virginia strategy, faithfully executed by members of the Jones family and other Trustees in decades past.

The primary business objectives of the Dorsey Nominees are to create long-term shareholder value and growth of dividends per share. The Dorsey Nominees intend to achieve these objectives primarily through the acquisition of traditional real estate investments. Investments may include interests in land and other real property.

The Trust’s current Board of Trustees believes that the assets in development which they intend to acquire represent a critical component of their respective “infrastructure projects” and therefore should provide reliable cash flow in the form of lease payments when, or if, they ever begin to show income that exceeds expenses. What happens to the Trust’s dividends to its shareholders while these developments unfold? Who determines what the expenses are? The Trust’s Form S-3 specifically states that current management may be involved in these development projects: “On occasion, our management team may have financial interests in our lessees. Although, our Declaration of Trust permits this type of business relationship and a majority of the disinterested trustees must approve any such transaction, there may be material conflicts of interest between Power REIT on one hand, and our management team on the other hand, and these conflicts may be unfavorable to us.” In other words, these conflicts may be unfavorable to the Shareholders of Power REIT while members of current management profit.

The Dorsey Nominees shall not participate in the types of potential self dealings enumerated in the Trust’s Form S-3.

The Dorsey Nominees intend to invest in stabilized assets that offer existing high rates of return. We intend to avoid adventures with “early stage development” projects. The Dorsey Nominees shall hold no hidden interest in “infrastructure development projects.”

The Trust’s railroad asset has many of the characteristics of the types of assets that the Dorsey Nominees, if elected, will seek to acquire: it is a hard to replace asset, the Trust owns the property in fee-simple and has a strong lessee who has a high quality credit rating and is leasing the railroad asset from the Trust under terms that make it unlikely that they will seek to cancel the lease and/or stop paying rent.

The Dorsey Nominees’ business plan is also very different from the expanded business plan being implemented by Mr. Lesser and the current Board of Trustees. The Trust’s Form S-3 which evidences Mr. Lesser and the Trust’s intention to raise up to $100,000,000 in additional equity (common and/or preferred stock) is vastly in excess of what the Dorsey Nominees consider necessary for gradual and safe growth.

The Trust’s recently filed Annual Report on Form 10-K makes a brief mention of a $15,000 refundable deposit on an “energy park.” Wikipedia defines an “energy park” as “a separate area used and planned for the purpose of clean energy development, like wind and solar generation facilities.” Given the current economic fundamentals of alternative energy – the recent $500 million bankruptcy of solar producer Solyndra comes to mind – this investment is also something that the Dorsey Nominees may not consider an appropriate investment, especially if it is a development stage project without lease-executed, credit-worthy, bona fide tenants.

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As no other details of the “energy park” were disclosed by Power REIT’s current Board of Trustees, the Dorsey Nominees cannot say with certainty that is not an appropriate investment. But the Dorsey Nominees do say, with 100% certainty, that if they were making the decision to invest the Trust’s funds in the first new investment in the Trust’s history, the Dorsey Nominees would disclose to the shareholder basic fundamentals of the upcoming purchase: Purchase price, a description of the actual investment property, basic terms of the lease (if there were a lease), interest held by Power REIT Management in the subject property (if any), etc.

None of these fundamentals are currently disclosed by Lesser and the current Board of Trustees. What do they have to hide?

Quite bluntly, the Current Board’s failure to disclose any of this information is stunningly at odds with how the Dorsey Nominees would treat the shareholders of Power REIT.

Nominees for Trustees

Paul Dorsey

Position, Principal Occupation and Business Experience:

Mr. Dorsey is a private investor and CPA. From 2000 to 2010, he was finance supervisor at Otis Elevator Company, with responsibility for accounting and the evaluation of internal controls. From 1992 to 2000, he served in various positions at Ames Department Stores, Inc., a major discount department store chain. In his last position, manager in the real estate department, Mr. Dorsey worked the Ames portfolio of 30 million square feet of company-owned or leased properties. Mr. Dorsey had an instrumental role in the company’s acquisition of the Chicago-based Goldblatt’s Department Store. In a previous position, senior financial analyst, Mr. Dorsey evaluated all of Ames’ capital projects, which totaled some $50 million per year. Earlier in his career, Mr. Dorsey worked as an auditor at PriceWaterhouse (now PriceWaterhouseCoopers) where his audit assignments included Chemical Bank and work at the Rockefeller Group and Depository Trust Company, all in New York City.

Paul M. Dorsey has owned shares in Power REIT and Pittsburgh & West Virginia Railroad since 2000. He has attended every shareholder meeting held since 2000.

Key Attributes, Experience & Skills:

Accounting, Acquisitions, Cost Accounting, Internal Controls, Investment Analysis, Real Estate Management

Andrew M. Wasco, MAI

Position, Principal Occupation and Business Experience:

Andrew M. Wasco, MAI is a real estate appraiser and professional with 30 years of experience. From 1992 to present, Mr. Wasco is Founder and President of Advisory Services Group, Inc., providing guidance and expertise in the appraisal of real estate for investors, financial institutions and corporations, on properties including residential, commercial and industrial properties. Previously, Mr. Wasco was Vice President and Manager of the Real Estate Appraisal department at Cushman & Wakefield, the global real estate solutions firm. Earlier in his career, Mr. Wasco held the position of Vice President and Team Leader, Real Estate Department at Chase Manhattan Bank.

Key Attributes, Experience and Skills:

Bank Financing, Credit Analysis, Financial Analysis, Investment Analysis, Real Estate Appraisal, Real Estate Brokerage, Real Estate Litigation Analysis

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Joseph M. Vrankin

Position, Principal Occupation and Business Experience:

Joseph Vrankin was, from 2007 to 2012, the Chief Executive Officer of TopGolf International a global, technology based retail entertainment company. Mr. Vrankin is a seasoned entrepreneur who has used his business expertise and leadership to drive the growth of early stage businesses across the sports, entertainment and restaurant sectors and to manage crisis situations. Prior to TopGolf, Mr. Vrankin was a senior executive of the Arena Football League, serving as its Chief Financial Officer from 1999 to 2003 and its Chief Operating Officer from 2003 to 2007, where, in addition to negotiating a collective bargaining agreement with the players union, he was assigned the task of serving as Team President of the Houston franchise and then, for eight months, on an emergency basis, of the near insolvent Oklahoma franchise. In 2009, the AFL filed a petition under the Federal bankruptcy laws.

Mr. Vrankin’s previous business experience includes serving as a Managing Director of Berkshire Hathaway’s World Book Publishing unit and as a Senior Auditor with the global accounting and consulting firm Grant Thornton, LLP managing audits for public and privately-held companies across various industries. Mr. Vrankin is a professor of management and advisory board member of the Northwestern University Graduate School of Sports Administration. He earned a Masters of Management from the Northwestern University - J.L. Kellogg Graduate School of Management and his Bachelor of Science in Accounting from Northern Illinois University.

Key Attributes, Experience and Skills:

Accounting, Acquisitions, Auditing Brand Development, Company Leadership, Equity Fundraising, Management Development, New Media/Social Media, Revenue/Profit Generation, Sales and Marketing, Strategic Planning,

Joyce Johnson-Miller

Position, Principal Occupation and Business Experience:

Joyce Johnson-Miller has over 25 years of professional investment experience. Since 2006 and to the present time, she has served as a Co-Founder and Partner of Relativity Capital LLC. Relativity is a $205 million private equity fund that focuses on leveraged buyout investments in both distressed and healthy companies. Ms. Johnson-Miller is responsible for the day-to-day management of the fund, staffing, investment management and fundraising. Prior to Relativity Capital, Ms Johnson-Miller co-founded JME Opportunity Partners, LLC, a fund that invested primarily in debt and equity investments of middle market distressed companies across a broad range of industries including automotive, consumer and industrial services and healthcare services on a global basis.

Previously, Ms. Johnson-Miller was a Managing Director of Cerberus Capital Management, LLC. At Cerberus, she was a principal investor of distressed debt and equity investments and successfully managed over 60 investments during the course of nine years, which accounted for approximately $800 million of invested capital in a fund of approximately $9.0 billion at her departure. Ms. Johnson-Miller participated on the boards of directors and board committees of Cerberus’s portfolio companies. Earlier in her career, Ms. Johnson-Miller was Vice President and member of a team at ING Equity Partners, L.P. that managed $500 million distressed control investments and provided Debtor-in-Possession financings for Continental Airlines, Zales Corporation and Amdura Corporation.

As noted above, in her position with Relativity Capital, Ms. Johnson sits on the board of directors of a number of Relativity Capital portfolio companies, including a number of distressed companies. Two of such companies, Norwood Professional Products and Diversified Machine, filed for bankruptcy protection during the period she was one of such companies’ directors or within two years of her having been a director of such companies.

Ms. Johnson-Miller received her Bachelor of Science in Finance from the University of Denver. She is a Henry Crown Fellow at The Aspen Institute, and is a member of the National Association of Corporate Directors and the Turnaround Management Association.

Key Attributes, Experience & Skills:

Accounting and Controls, Banking and Finance, Business Management, Corporate Governance, Credit Analysis, Debt and Equity Financing, International Acquisitions, Investment Analysis, Investor Relations, Risk Management

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Beneficial Ownership in the Trust

The table below sets forth the beneficial ownership of shares of beneficial interest in the Trust as of the Record Date for the Annual Meeting by each of the Dorsey Nominees.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power. In addition, under SEC rules, a person is deemed to be the beneficial owner of securities which may be acquired by such person upon the exercise of options and warrants or the conversion of convertible securities within 60 days from the date on which beneficial ownership is to be determined.

Name of Nominee	Number of Shares	Percentage of Outstanding Shares
Paul M. Dorsey	1,000	0.06%
Andrew M. Wasco	0	0%
Joseph M. Vrankin	0	0%
Joyce Johnson-Miller	0	0%

Each of the Dorsey Nominees has consented to be named in this Proxy Statement and to serve as a trustee of the Trust, if elected. If at the time of the Annual Meeting any of the Dorsey Nominees is unable to serve or for good cause will not serve as a trustee, the discretionary authority provided in the proxy will be exercised to vote for a substitute designated by Mr. Dorsey. Mr. Dorsey has no reason to believe that any of the Dorsey Nominees will be unable to serve as a trustee or will have good cause for not serving as a trustee, if elected. In addition, Mr. Dorsey reserves the right to nominate substitute persons if the Trust makes or announces any changes to the Trust Governing Instruments or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Dorsey Nominees. In any such case, shares represented by the enclosed WHITE proxy card will be voted for such substitute nominees.

The Dorsey Nominees would not be barred from being considered independent under applicable American Stock Exchange rules and the independence standards applicable to the Trust under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended. Mr. Dorsey believes that if the Dorsey Nominees are elected, there will be a sufficient number of independent trustees to serve on the board’s audit committee, as well as on a compensation committee and nominating and governance committee to the extent such committees are created. Mr. Dorsey further believes that he qualifies as an “audit committee financial expert” as defined by the SEC rules. Further, both Joseph M. Vrankin and Joyce Johnson-Miller may qualify as “audit committee financial experts” through their prior and current educational and business backgrounds.

Other than as described in this Proxy Statement, none of the four Dorsey Nominees named in this Proxy Statement nor any other participants in this solicitation nor any other person who may solicit proxies on their behalf:

•	has purchased or sold any class of securities of the Trust (or Pittsburgh & West Virginia Railroad, which the Trust has identified in filings with the SEC to be its predecessor issuer) within the past two years, except for Paul M. Dorsey purchasing 900 shares on February 25, 2011 by open market purchases;
•	has borrowed funds for the purpose of acquiring or holding any shares of beneficial interest purchased by such person within the past two years;
•	is now or within the past year has been a party to any contract, arrangement or understanding with any person with respect to any securities of the Trust;
•	had or will have a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Trust’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Trust or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $120,000; or
•	has any arrangement or understanding with any person with respect to any future employment with the Trust or its affiliates or any future transactions to which the Trust or any of its affiliates will or may be a party.

There are no present plans, understandings or arrangements whereby any of the Dorsey Nominees will acquire any of the Trust’s operations or assets.

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You are being asked to elect the Dorsey Nominees. The enclosed WHITE proxy card may only be voted for the Dorsey Nominees and does not confer voting power with respect to the Current Board’s nominees. Accordingly, you will not have the opportunity to vote for any of the Current Board’s nominees if you return a WHITE proxy card that we provide to you. You can only vote for the Current Board’s Nominees by executing a proxy card provided by the Trust on behalf of the Current Board. The persons named as proxies in the enclosed WHITE proxy card intend to vote “FOR” the Dorsey Nominees identified above unless specifically instructed to the contrary by the person executing the proxy card. The votes cast at the Annual Meeting may result in the election to the Trust’s board of trustees of some of the Dorsey Nominees identified above and some persons nominated by the Current Board. If some of the persons supported by Mr. Dorsey and some of the Current Board’s nominees are elected, those persons who are Dorsey Nominees intend to serve their terms as trustees. Mr. Dorsey is unable to predict whether any nominees of the Current Board would agree to serve on a board of trustees consisting in part of Dorsey Nominees. In the event that vacancies on the board of trustees are created by the refusal of any of the nominees to serve with the Dorsey Nominees, Mr. Dorsey expects that the Dorsey Nominees would propose to the full board that the full board take all actions necessary to fill those vacancies or reduce the number of trustees on the board to eliminate some or all of the vacancies, subject to the requirements of applicable state law and the Declaration of Trust and bylaws of the Trust (as amended and restated, collectively, the “Trust Governing Instruments”). The persons receiving the greatest number of votes for the number of trustee positions to be filled at the Annual Meeting will be elected the trustees of the Trust.

You are urged to vote FOR the election of the Dorsey Nominees named above as directors of the Trust by completing, signing, dating and mailing promptly the enclosed WHITE proxy card in the postage-paid envelope provided.

PROPOSAL NUMBER 2

THE TRUST’S PROPOSAL TO RATIFY

THE APPOINTMENT OF INDEPENDENT ACCOUNTANTS

Gibbons & Kawash A.C. (a member of the BDO Seidman Alliance) has served as the independent audit firm of Pittsburgh and West Virginia Railroad, currently the only operating subsidiary of the Trust and which the Trust has identified in its filings with the SEC to be its predecessor issuer, since 1995 and was selected by the Trust’s Audit Committee to perform the audit of the Trust’s financial statements as of and for the year ended December 31, 2011. The Trust is asking shareholders to ratify Gibbons & Kawash A.C. as the Trust’s independent audit firm.

We do not object to the ratification of the appointment of Gibbons & Kawash A.C. as the Trust’s independent audit firm.

While this proposal also appears on the ________ proxy card you may have received from the Current Board, you cannot vote for the Dorsey Nominees on that proxy card, and thus the Dorsey Nominees request that you use the WHITE proxy card to vote on this matter. If you return the WHITE proxy card and no marking is made, you will be deemed to have given a direction to vote all the shares represented by the WHITE proxy card FOR this Proposal Number 2.

PROPOSAL NUMBER 3

APPROVAL OF 2012 EQUITY INCENTIVE PLAN

The Trust is seeking shareholder approval of the Power REIT 2012 Equity Incentive Plan. According to the Current Board’s proxy statement, the 2012 Equity Incentive Plan will become effective upon shareholder approval. The 2012 Equity Incentive Plan is described in the Current Board’s proxy statement, which also includes a copy of the plan itself. Although Mr. Dorsey does not have any knowledge indicating that any statement made by the Current Board concerning the 2012 Equity Incentive Plan as set forth in the Current Board’s proxy statement is untrue or incomplete, Mr. Dorsey does not take any responsibility for the accuracy or completeness of statements that were prepared by or on the Current Board’s behalf, or for the any failure by the Current Board to disclose events that may affect the significance or accuracy of such information.

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The Dorsey Nominees do not believe that the 2012 Equity Incentive Plan is appropriate for the Trust at this time, due to a number of factors, including, but not limited to the fact that the 2012 Equity Incentive Plan will be administered by members of the Current Board which members the Dorsey Nominees are seeking to be replaced. In addition, the 2012 Equity Incentive Plan employs an evergreen feature that, ideally, reserves a number of shares equal to 10% of the Trust outstanding shares at year end for issuance/grant under the plan. The 2012 Plan also allows for accelerated vesting of all outstanding awards if, for any reason, the incumbent board members cease to constitute at least a majority of the Trust’s Board of Trustees, another example of actions taken by the Current Board to retrench itself at the expense of the true owners of the Trust, it shareholders as a group. Further, the 2012 Equity Incentive Plan does not place any limits on the amount of full-value awards that can be granted, which inevitably will increase its costs to the Trust.

For the above reasons, the Dorsey Nominees recommend AGAINST approval of the 2012 Equity Incentive Plan.

While this proposal also appears on the ________ proxy card you may have received from the Current Board, you cannot vote for the Dorsey Nominees on that proxy card, and thus the Dorsey Nominees request that you use the WHITE proxy card to vote on this matter. If you return the WHITE proxy card and no marking is made, you will be deemed to have given a direction to vote all the shares represented by the WHITE proxy card AGAINST this Proposal Number 3.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each share of beneficial interest is entitled to one vote. Shareholders who sell their shares of beneficial interest in the Trust before the Record Date (or acquire them without voting rights after the Record Date) may not vote those shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell their shares after the Record Date. Based on publicly available information, Mr. Dorsey believes that the only outstanding class of securities of the Trust entitled to vote at the Annual Meeting is the shares of beneficial interests. Shares represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Dorsey Nominees to the Trust’s board of trustees, FOR the ratification of the appointment of Gibbons & Kawash A.C. as the Trust’s independent audit firm and, in the discretion of the persons named as proxies, on all other matters as may properly come before the Annual Meeting. If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the WHITE proxy card with respect to your shares. You are therefore urged to contact the person(s) responsible for your account and give them instructions for how to complete a WHITE proxy card representing your shares so that a WHITE proxy card can be timely returned on your behalf. You also should confirm in writing your instructions to the person(s) responsible for your account and provide a copy of those instructions to Mr. Dorsey’s proxy solicitor, Laurel Hill Advisory Group LLC, so that the proxy solicitor can attempt to ensure that your instructions are followed. If you wish instead to vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other nominee.

With respect to shares held in “street name,” your broker, bank or other nominee is no longer permitted to vote your uninstructed shares on a discretionary basis on non-routine matters. Election of trustees would be deemed a non-routine matter for which discretionary voting is not permitted, while ratifying the Trust’s selection of an independent audit firm would be considered a routine matter in which your broker, bank or other nominee would be able to use its discretion in casting votes for which you have not given it voting instructions. Thus, if you hold your votes in street name and do not instruct your broker, bank or other nominee how to vote on the election of trustees, no votes will be cast on your behalf with respect to election of trustees. Accordingly, please ensure that you complete the voting instructions on the WHITE proxy card sent by your broker, bank or other nominee.

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QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of at least 33-13% of the outstanding shares entitled to vote at the Annual Meeting. Abstentions and broker non-votes will count for quorum purposes.

VOTES REQUIRED FOR APPROVAL

Election of Trustees. The election of Trustees is based on plurality of votes and there are four trustee positions to be elected at the Annual Meeting. Accordingly, the trustee-nominees receiving the four highest vote counts at the Annual Meeting shall be deemed elected to the Trust’s Board of Trustees (assuming a quorum is present). Both a broker non-vote and a vote to “WITHHOLD” for any nominee for director will be counted for purposes of determining the quorum, but will have no other effect on the outcome of the vote on the election of trustees.

Ratification of Appointment of Gibbons & Kawash A.C.; Approval of 2012 Equity Incentive Plan. According to the Trust Governing Instruments, the affirmative vote of the holders of shares of beneficial interest having a majority of the votes of all of the shares cast on a matter voted upon at any meeting of shareholders is required to approve the matter. However, the Trust Governing Instruments provide that shares representing abstentions and brokers non-votes on a matter will NOT be deemed cast on such matter. Accordingly, with respect to the ratification of the appointment of Gibbons & Kawash A.C., approval of the Power REIT 2012 Equity Incentive Plan and any matters other than the election of trustees to be voted on at the Annual Meeting, abstentions and broker non-votes will not be taken into account and will have NO effect on the voting on such proposal.

ABSTENTIONS AND WITHHOLDS

Abstentions and withholds will count as votes present for the purpose of determining whether a quorum is present. Abstentions and withholds will NOT have an effect on the proposals to ratify the appointment of Gibbons & Kawash A.C. or the Power REIT 2012 Equity Incentive Plan, because abstentions and withholds will not be deemed cast on such proposals and the Trust’s Bylaws provide that any matter other than the election of trustees shall be decided by the affirmative vote of the holders of beneficial interests having a majority of the votes cast on a matter. Abstentions and withholds will have no effect on the outcome of the election of directors because the Trust Governing Instruments provide that the election of trustees shall be determined by a plurality of the total votes cast by holders of the shares entitled to vote on the election and, therefore, assuming a quorum, only affirmative votes for the nominees will determine the outcome of the election of Trustees at the Annual Meeting.

DISCRETIONARY VOTING

If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the WHITE proxy card with respect to your shares. A “broker non-vote” occurs if you do not give specific voting instructions to your broker, bank or other nominee regarding how to vote your shares on your behalf with respect to the election of trustees at the Annual Meeting. The election of trustees at the Annual Meeting is a “non-routine matter” and brokers do not have discretionary authority to vote your shares of beneficial interest in the Trust on non-routine matters. If you fail to provide voting instructions, your broker will have no discretionary authority to vote your shares on your behalf with respect to the election of trustees and your shares will not be voted for any of the Dorsey Nominees. We strongly encourage you to contact the person(s) responsible for your account and give them instructions for how to complete a WHITE proxy card representing your shares so that a WHITE proxy card can be timely returned on your behalf.

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REVOCATION OF PROXIES

Shareholders of the Trust may revoke their proxies at any time prior to the Annual Meeting by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will also constitute a revocation of any earlier proxy. The revocation may be delivered either to Mr. Dorsey in care of Laurel Hill Advisory Group LLC at the address set forth in this Proxy Statement or to the corporate secretary of the Trust at the address provided by the Trust in the Trust’s proxy statement. A revocation is effective if delivered to the Trust. Mr. Dorsey requests that either the original or photocopies of all revocations be mailed to him in care of Laurel Hill Advisory Group LLC at the address set forth on the back cover of this Proxy Statement so that he will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares. Additionally, Laurel Hill Advisory Group LLC may use this information to contact shareholders who have revoked their proxies in order to solicit later-dated proxies for the election of the Dorsey Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE DORSEY NOMINEES TO THE BOARD OR FOR THE RATIFICATION OF THE APPOINTMENT OF GIBBONS & KAWASH A.C., PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Mr. Dorsey and the other participants in this solicitation. Proxies may be solicited by mail, fax, telephone, telegraph, email, other Internet media, in person and by advertisements. The expenses of preparing, printing and distributing this Proxy Statement and the accompanying form of proxy and the cost of soliciting proxies will be borne by Mr. Dorsey. Such expenses are estimated to be approximately $___,000, of which approximately $____,000 have been incurred to date.

Copies of soliciting materials will be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to the beneficial owners of shares of beneficial interests in the Trust for whom they hold shares, and Mr. Dorsey will reimburse them for their reasonable out-of-pocket expenses in connection therewith. Mr. Dorsey has also retained Laurel Hill Advisory Group LLC to assist it in the solicitation of proxies. Laurel Hill Advisory Group LLC will solicit proxies on behalf of Mr. Dorsey from individuals, brokers, bank nominees and other institutional holders in the same manner described above. Laurel Hill Advisory Group LLC will receive a fee not in excess of $___,000 for its services to Mr. Dorsey for the solicitation of the proxies and will be reimbursed for certain expenses. Mr. Dorsey has also agreed to indemnify Laurel Hill Advisory Group LLC against certain claims. Approximately __ persons will be employed by Laurel Hill Advisory Group LLC to solicit shareholders.

If this solicitation is successful, Mr. Dorsey intends to seek, without the vote of the holders of beneficial interests in the Trust, reimbursement from the Trust, to the extent permitted by law, for expenses incurred in connection with his proxy solicitation.

PARTICIPANTS IN THE SOLICITATION

Under applicable regulations of the SEC, each of the Dorsey Nominees is deemed to be a “participant” in Mr. Dorsey’s solicitation of proxies. None of the Dorsey Nominees, or any of their respective “associates,” has any arrangement or understanding with any person with respect to future employment or future transactions with the Trust. There are no arrangements between any of the Dorsey Nominees and any other person, pursuant to which any person is to be selected as such. There is no family relationship between any of the Dorsey Nominees. None of the Dorsey Nominees, or other participant in Mr. Dorsey’s proxy solicitation, has any current plans to engage in any transactions with the Trust beyond the transactions disclosed above.

SECTION 16(a) BENEFICIAL OWNERSHIP

REPORTING COMPLIANCE

To Mr. Dorsey’s knowledge, there was no participant in his proxy solicitation, as described in this Proxy Statement, who, at any time during the fiscal year ended December 31, 2011, failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to beneficial ownership of the Trust’s securities during the most recent fiscal year.

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ABSENCE OF APPRAISAL RIGHTS

Under applicable law, including the laws of Maryland and Pennsylvania, you do not have appraisal rights in connection with our solicitation of proxies.

ADDITIONAL INFORMATION

AND OTHER MATTERS

Internet Availability of Proxy Materials

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE SHAREHOLDER MEETING TO BE HELD ON May 24, 2012

This Proxy Statement and a form of the accompanying WHITE proxy card are also available on the Internet at www.laurenhill.com.

Other Matters

Other than those discussed above, Mr. Dorsey is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, of which he is not aware within a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will exercise their discretion to vote on such matters.

INFORMATION FROM THE COMPANY’S PROXY STATEMENT

The SEC’s rules require that Mr. Dorsey include in this Proxy Statement certain information about the Trust and the Trust’s officers and directors. Mr. Dorsey does not have access to such information. Accordingly, Mr. Dorsey has copied the information presented below from [(a)] the Current Board’s definitive proxy statement filed with the SEC on April 30, 2012 [and, (b) since the Current Board’s proxy statement states that its proxy “statement incorporates by reference the Trust’s current Annual Report on Form 10-K” without identifying the applicable sections of the Trust’s Form 10-K being incorporated, the most recent Annual Report on Form 10-K of the Trust (i.e., the Annual Report on Form 10-K of the Trust, as filed with the SEC on March 28, 2012) (the “2011 Form 10-K”)], to the extent such required information is disclosed in the Current Board’s proxy statement[ or 2010 Form 10-K]. Although Mr. Dorsey does not have any knowledge indicating that any statement made by the Trust as set forth below is untrue or incomplete, Mr. Dorsey does not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were prepared by or on the Trust’s behalf, or for the any failure by the Trust to disclose events that may affect the significance or accuracy of such information.

Disclosure of Fees Billed by the Trust’s Independent Public Accountant

Under the caption “Audit, Tax and Other Fees,” the Current Board’s Proxy statement discloses the following:

Audit, Tax and Other Fees

During 2011 and 2010, respectively, the Trust paid Gibbons & Kawash, A.C. $44,685 and $39,090 for professional services rendered in the annual audit of the Trust's financial statements, for services related to the Trust's financial statements filed in quarterly reports on Form 10-Q with the SEC and for services related to the inclusion of the Trust’s financial statements in the Trust’s Form S-3 and Form S-4 filings with and other submissions to the SEC. Other than the fees described in the preceding sentence, there were no other payments made by the Trust to Gibbons & Kawash, A.C. during 2010 and 2011, including no payments as defined under Items 9(e)(2), 9(e)(3) or 9(e)(4) of SEC Schedule 14A.

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Pre-Approval of Non-Audit Services

Mr. Dorsey believes that the Trust has failed to supply the information required for disclosure under applicable SEC rules and regulations as there appears to be no disclosure in either the Current Board’s proxy statement, nor in the Trust’s Form 10-K for the year ended December 31, 2011 (the “Trust’s 2011 Form 10-K”) concerning the Trust’s pre-approval policies and procedures.

Current Board’s Nominee-Trustees

Under the title “PROPOSAL 1: ELECTION OF TRUSTEES” the Current Board’s Proxy statement discloses the following:

PROPOSAL 1: ELECTION OF TRUSTEES

Our Board of Trustees is currently comprised of four trustees. The nominees, all of whom are currently serving as Trustees of the Company, have been recommended by our Board of Trustees for re-election to serve as trustees for one-year terms until the 2013 annual meeting of shareholders and until their successors are duly elected and qualified. The following trustees are “independent” trustees under the rules of the NYSE Amex and under applicable rules of the SEC: Virgil E. Wenger, William S. Susman and Patrick R. Haynes, III.

Nominees for Election for a One-Year Term:

		Trustee
Name	Age	Since*	Company Position
David H. Lesser	46	2009	Chairman and Chief Executive Officer
Virgil E. Wenger	81	1991	Trustee and Chairman of Audit Committee
William S. Susman	48	2010	Trustee and Chairman of Compensation Committee
Patrick R. Haynes, III	28	2011	Trustee and member of Audit and Compensation Committees

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*	The Nominees have been trustees of Power REIT since 2011 and were trustees of Pittsburgh & West Virginia Railroad, prior to the Company’s reorganization on December 2, 2011.

The following are biographical summaries of the experience of our nominees:

David H. Lesser has over 25 years of experience in real estate, including substantial experience in creating shareholder value in REITs. Mr. Lesser is currently, and has been for the past 15 years, president of Hudson Bay Partners, LP (“HBP”), an investment firm focused on real estate, real estate-related situations and alternative energy opportunities. He also serves as a trustee of the Town Hall in New York City. Mr. Lesser has previously held leadership roles with public REITs, having served as a Senior Vice President of Crescent Real Estate Equities and as a Director of Keystone Property Trust. Prior to Crescent, Mr. Lesser was a Director of Investment Banking at Merrill Lynch & Co. within the real estate finance group.

Since 1995, Mr. Lesser, through HBP, has invested in numerous real estate and alternative energy transactions, including a reverse merger transaction in 1997 that led to the formation of Keystone Property Trust (NYSE: KTR) (“Keystone”). Mr. Lesser, as president of HBP, led an investor group and structured a reverse merger transaction with American Real Estate Investment Corporation (AMEX: REA) to ultimately form Keystone. The transaction involved an investment of $30 million of cash, the merger of a property management company and the acquisition of a family owned portfolio of industrial properties for ownership in the REIT. In addition to initial structuring and equity investment by HBP, Mr. Lesser served on Keystone’s board of trustees until June 2000. Keystone was acquired by Prologis (NYSE: PLD) in 2004 for a total enterprise value of $1.4 billion and delivering a compound annual shareholder return of 16.5% from the initial transaction.

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HBP currently owns Intelligen Power Systems, LLC (“IPS”) which is an alternative energy business focused on the manufacturing of cogeneration equipment and the development of distributed energy related to cogeneration, wind, solar and biofuel. HBP acquired IPS through the bankruptcy reorganization of California-based Coast Intelligen (“Coast”), which was acquired as a portfolio company by an affiliate of Mr. Lesser’s in 2001. As a consequence misdeeds by Coast’s former owners and management team, and not involving Mr. Lesser, Coast was reorganized through a Chapter 11 bankruptcy filing, the ultimate result of which was (i) Coast winding down its operations; and (ii) IPS, which was a subsidiary of Coast, successfully emerging from the reorganization. IPS continues to operate today with a refocused business plan providing cogeneration and other energy solutions to owners of real estate properties. Mr. Lesser holds an M.B.A. from Cornell University and a B.S. in Applied Management and Economics from Cornell University.

Mr. Lesser has been Chairman of Power REIT’s Board of Trustees and our Chief Executive Officer since December 2011. Prior to servicing in the aforementioned roles with Power REIT, Mr. Lesser served held the same positions for Pittsburgh & West Virginia Railroad, as Chairman of Board of Trustees and Chief Executive Officer from December 2010 to December 2011 and February 2011 to December 2011, respectively, and served as a trustee of Pittsburgh & West Virginia Railroad from 2009 to December 2011.

Mr. Lesser’s 25 years of experience as a real estate investor and his experience as a director and creating shareholder value with other successful REITs will be beneficial to the Trust.

Virgil E. Wenger, CPA is currently, and has been for the past eight years, an independent consultant who primarily works with new startup ventures needing accounting services and financial planning assistance to determine investment and working capital needs. He also serves as chief financial officer for two private companies: Shareholder Intelligence Services, a provider of information to publically traded client companies of shareholder ownership, broker activity, and related analytics; and Econergy Corporation, a manufacturer and marketer of proprietary air conditioning systems. Mr. Wenger was previously a partner at Ernst & Young LLP. He is a graduate of the University of Kansas, with a B.S. in Business Administration and of the Harvard Business School Advanced Management Program.

Mr. Wenger has been a trustee and Power REIT’s Audit Committee Chairman since December 2011. Prior to servicing in the aforementioned roles with Power REIT, Mr. Wenger served Pittsburgh & West Virginia Railroad as trustee and Audit Committee Chairman from 1991 to December 2011 and 2005 to December 2011 respectively.

Mr. Wenger’s many years of experience at Ernst & Young LLP provide significant financial expertise and leadership oversight in his role as Chairman of the Audit Committee.

William S. Susman has 20 years of investment banking experience, including significant experience in the transportation and railroad industry. As the former head of Merrill Lynch’s Transportation and Consumer Group, Mr. Susman advised numerous railroad clients, including Burlington Northern, CSX, Kansas City Southern, Norfolk Southern Railways, TMM and Union Pacific. Mr. Susman is currently founder and CEO of a boutique investment advisory firm, Susman Partners, which operates as Threadstone Advisors. Prior to founding Threadstone Advisors, he was President of Financo where he worked from 2004-2011. Financo is an investment bank focused on retail and consumer goods. Mr. Susman began his investment banking career at Salomon Brothers within their transportation group. Mr. Susman sits on the boards of two private companies: Major Brands and Jonathan Adler Enterprises. Mr. Susman is a graduate of the University of Michigan, with a B.S. in Business Administration and earned a Masters from the Kellogg Graduate School of Management at Northwestern.

Mr. Susman has been a trustee and Power REIT’s Compensation Committee Chairman since December 2011. Prior to servicing in the aforementioned roles with Power REIT, Mr. Susman served Pittsburgh & West Virginia Railroad as trustee and Compensation Committee Chairman from May 2011 to December 2011 and from August 2011 to December 2011, respectively.

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Mr. Susman understanding of business and finance and understanding of the railroad industry, acquired through his over 20 years of investment banking roles, provide the Board with significant business acumen and perspective. Mr. Susman’s investment banking and capital markets experience provides a valuable perspective in his role as Chairman of the Compensation Committee and in regard to governance matters.

Patrick R. Haynes, III is currently employed by the Rockefeller Group Investment Management Corp. (“RGIM”) as a senior associate. Mr. Haynes joined RGIM in 2010 and is responsible for financial analysis, RGI’s corporate acquisitions initiatives, and institutional fundraising. Mr. Haynes began his career at Lehman Brothers after graduating from Brown University in 2007. At Lehman Brothers, Mr. Haynes worked in the Real Estate Private Equity Group where he performed financial analysis, market research and due diligence for over $2.0 billion in potential real estate acquisitions across all asset classes nationally. Mr. Haynes also worked on the successful management buyout of Lehman’s equity funds’ advisory business, responsible for the management of approximately $18 billion in real estate assets globally. Mr. Haynes received a BA in U.S. History from Brown University.

Mr. Haynes has been a trustee and a member of Power REIT’s Audit and Compensation Committees since December 2011. Prior to servicing in the aforementioned roles with Power REIT, Mr. Haynes served Pittsburgh & West Virginia Railroad as trustee from 2010 to December 2011, member of the Audit Committee from 2010 to December 2011 and member of the Compensation Committee from August, 2011 to December 2011.

Mr. Hayne’s experience and contacts in real estate, transaction structuring and private equity are beneficial for the Trust.

In summary, the individuals that have been nominated by the Trust have experience and skills in, and industry contacts relevant to, providing leadership to real estate investment trusts (REITs), sourcing and structuring investments and investing capital. The Trust believes these skills, relevant work experiences and contacts will significantly benefit shareholders as the Trust implements its business plan.

Security Ownership of Certain Beneficial Owners and Management

Under the title “OWNERSHIP OF SECURITIES,” the Current Board’s Proxy statement discloses the following:

OWNERSHIP OF SECURITIES

The following table sets forth certain information regarding beneficial ownership and voting power of all of our common shares, as of March 31, 2012, by: (i) each person whom we know to own beneficially more than 5% of our common stock, (ii) each of our trustees and executive officers and (iii) all of our trustees and executive officers as a group.

Unless otherwise indicated, the address for each listed person is c/o Power REIT, 55 Edison Avenue, West Babylon, NY 11704. Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power.

	Owned at March 31, 2012
Name of Shareholder	Number of Shares	% of Outstanding Shares
David H. Lesser (1) (2)	148,500	9.15%
Virgil E. Wenger	1,000	0.06%
William S. Susman	1,000	0.06%
Patrick R. Haynes, III	1,937	0.12%
Arun Mittal	8,000	0.49%
All trustees and executive officers as a group (1) (2)	160,437	9.88%

(1)	David H. Lesser has beneficial ownership of 148,500 common shares as follows: (a) 11,530 directly; (b) 85,210 indirectly through Hudson Bay Partners, LP, a wholly owned affiliate of Mr. Lesser’s; and (c) 51,760 indirectly through HBP PW, LLC, an affiliate managed by Mr. Lesser.
(2)	In addition to the shareholdings disclosed above, the MEL Generation Skipping Trust, a trust set up for the children of David H. Lesser, (the "MEL Trust") owns 10,383 common shares of the Trust. David H. Lesser disclaims any beneficial, pecuniary or residual interest in the common shares owned by the MEL Trust, does not serve as trustee of the MEL Trust and does not have the power to revoke the MEL Trust.

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Remuneration

Under the captions “Trustee Compensation” and “Executive Officer Compensation,” the Current Board’s Proxy statement discloses the following:

Trustee Compensation

The Trust’s trustees are currently paid an annual fee for their services of $2,400 each, payable in quarterly installments. Other than such annual trustee fees and reimbursements, there are currently no other compensation arrangements with any trustee.

Compensation of our current trustees for the fiscal year ending December 31, 2011, is listed in the table below, including the consolidated historical results of our wholly owned subsidiary, Pittsburgh & West Virginia Railroad.

Trustee Name	Fees earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David H. Lesser	$2,400	$-	$-	$-	$-	$-	$2,400
Virgil E. Wenger	$2,400	$-	$-	$-	$-	$-	$2,400
William S. Susman (1)	$1,800	$-	$-	$-	$-	$-	$1,800
Patrick R. Haynes, III	$2,400	$-	$-	$-	$-	$-	$2,400
Larry Parsons (2)	$600	$-	$-	$-	$-	$-	$600
Herbert E. Jones, III (3)	$0	$-	$-	$-	$-	$-	$0
Total	$9,600	$-	$-	$-	$-	$-	$9,600

1.	Mr. Susman was nominated to serve on our Board in 2011 and was only paid for three quarters of service in 2011.
2.	Larry Parsons was not nominated to stand for election as a trustee at the 2011 annual shareholder meeting.
3.	Herbert E. Jones, III resigned as trustee and President on February 3, 2011.

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Executive Officer Compensation

The Trust does not have an employment agreement with David H. Lesser, our Chief Executive Officer, and has not paid any compensation to Mr. Lesser in his role as our Chief Executive Officer. Mr. Lesser, in his role of trustee and Chairman of the Board of Trustees, receives annual trustee fees of $2,400, paid in quarterly installments. Power REIT does not have an employment agreement with Arun Mittal, our current Secretary, Treasurer and Vice President of Business Development. Power REIT has entered into a consulting agreement with an affiliate of Mr. Mittal’s, pursuant to which we pay the affiliate, for the benefit of Mr. Mittal, a monthly consulting fee of $7,500 plus reimbursement of reasonable out-of-pocket expenses in connection with his services to the Trust. The compensation of Power REIT’s executive officers for the two fiscal years ending December 31, 2011 is set forth in the table below, including compensation paid by our predecessor and current wholly-owned subsidiary, Pittsburgh & West Virginia Railroad.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Incentive Plan Compensation ($)	Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David H. Lesser, CEO	2011	$-	$-	$-	$-	$-	$-	$-	$-
Arun Mittal, Secretary, Treasurer and Vice President of Business Development	2011	$-	$-	$-	$-	$-	$-	$67,500	$67,500
Herbert E. Jones, III, President (1)	2011	$-	$-	$-	$-	$-	$-	$-	$-
Robert McCoy, Secretary and Treasurer (2)	2011	$-	$-	$-	$-	$-	$-	$7,500	$7,500
Herbert E. Jones, III, President (1)	2010	$-	$-	$-	$-	$-	$-	$-	$-
Robert McCoy, Secretary and Treasurer (2)	2010	$-	$-	$-	$-	$-	$-	$30,000	$30,000

1.	Herbert E. Jones, III resigned as trustee and President on February 3, 2011.
2.	Robert McCoy resigned as Secretary and Treasurer on March 31, 2011. Previously, Mr. McCoy was paid an annual fee of $12,000, paid in quarterly installments, and an affiliate of Mr. McCoy’s was paid $18,000 annually for use of office space, paid in quarterly installments.

Beneficial Ownership Section 16(a) Reporting Compliance

Under the title “SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING” the Current Board’s proxy statement discloses the following:

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires that our executive officers and trustees, and persons who own more than 10% of a registered class of our equity securities, file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and, in our case, the NYSE Amex. Executive officers, trustees and greater than 10% shareholders are required by the SEC to furnish us with copies of all Forms 3, 4 and 5 that they file. Based on our review of the copies of such forms, we believe that our current executive officers, trustees and greater than 10% shareholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during 2011, with the exception of Mr. Lesser who made two late filings on a Form 4 to report two separate transactions, and Mr. Haynes, who made one late filing on a Form 4 to report a single transaction. Mr. Parsons, who is no longer a trustee, made one late filing on Form 4 to report a single transaction during 2011.

Identification of Executive Officers

Under the title “SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING” the Current Board’s Proxy statement discloses the following:

The Trust is managed by David H. Lesser, the Trust’s Chief Executive Officer, and Arun Mittal, the Trust’s Secretary, Treasurer and Vice President of Business Development. Set forth below is the background of Arun Mittal (the background of Mr. Lesser is described above).

Arun Mittal, CFA (35) has over a decade of investment banking and business experience in financial institutions and energy sectors. Mr. Mittal is currently a Managing Principal of Caravan Partners, LLC, a consulting firm. He was previously a Director at StoneCastle Partners, LLC, a boutique investment bank and asset manager. Prior to StoneCastle, Mr. Mittal was part of the capital markets group at Tokyo-based Shinsei Bank and briefly served as CEO of Shinsei Capital (USA), Ltd. Mr. Mittal holds a B.S. in Electrical Engineering from Stanford University and a M.S. in electrical engineering from Georgia Institute of Technology.

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Mr. Mittal has served as Power REIT’s Secretary, Treasurer and Vice President of Business Development since December 2011. Prior to servicing in the aforementioned roles with Power REIT, Mr. Mittal served Pittsburgh & West Virginia Railroad as its Secretary, Treasurer and Vice President of Business Development from April 2011 to December 2011.

Certain Relationships and Related Transactions

Under the title “RELATED PARTY TRANSACTIONS,” the Current Board’s Proxy statement discloses the following:

We have hired Morrison Cohen, LLP (“Morrison Cohen”) as our legal counsel with respect to general corporate and securities matters and the litigation with Norfolk Southern Corporation related to the Lease described in our annual report on Form 10-K for the year ended December 31, 2011 accompanying this proxy statement, and in our current report on Form 8-K filed with the SEC on February 16, 2012. Mr. Lesser, our CEO and Chairman of the Board of Trustees, is married to a partner at Morrison Cohen. From January 1, 2011 through March 31, 2012, we have paid approximately $115,000 in legal fees to Morrison Cohen in connection with various legal matters, including the litigation with Norfolk Southern Corporation. In addition, as of March 31, 2012, approximately $85,000 had been billed by Morrison Cohen in connection with the litigation with Norfolk Southern Corporation, but had not yet been paid.

In February 2011, Pittsburgh & West Virginia Railroad entered into a standby purchase agreement with an affiliate of Mr. Lesser’s, whereby the affiliate agreed to acquire the balance of the shares not acquired by shareholders through the exercise of their rights in a rights offering. The shares acquired by the standby purchaser were at the same price and on the same terms as the shares acquired by shareholders in the rights offering.

Since April 1, 2011, Mr. Lesser has provided the Trust with office space at no cost through a wholly owned subsidiary of his wholly owned affiliate, Hudson Bay Partners, LP. There is no understanding or agreement with the Trust to compensate Mr. Lesser, the subsidiary or the affiliate, currently or in the future, for the office space provided to the Trust. Previously, the Trust had paid $4,500 per quarter for office space.

Under the Trust’s declaration of trust, the Trust may enter into transactions in which trustees, officers or employees have a financial interest, provided however, that in the case of a material financial interest, the transaction shall be disclosed to the Board of Trustees or the transaction shall be fair and reasonable to the Trust. The independent trustees approved the hiring of Morrison Cohen as counsel to the Trust and approved the rights offering standby purchase agreement.

Stockholder Proposals

Under the caption “Shareholder Proposals and Nominations for the 2013 Annual Meeting,” the Current Board’s proxy statement discloses the following:

Shareholder Proposals and Nominations for the 2013 Annual Meeting

Any shareholder proposal pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act, to be considered for inclusion in our proxy materials for the next annual meeting of shareholders, must be received by the Trust no later than January 1, 2013. Proposals should be sent via registered, certified or express mail to our principal executive offices.

In addition, Qualified Shareholders (as defined below) who wish to propose a nominee to the Board of Trustees or propose any other business to be considered by the shareholders (other than a shareholder proposal included in our proxy materials pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act) must comply with the advance notice provisions and other requirements of Article III, Section 13 of our by-laws, which are on file with the SEC or may be obtained from us upon request. These notice provisions require that nominations of persons for election to the Board of Trustees and the proposal of business to be considered by the shareholders for the 2013 annual meeting must be received no earlier than January 1, 2013 and no later than January 31, 2013. Such nominations or proposals of business should be sent via registered, certified or express mail to our principal executive offices.

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A Qualified Shareholder is a shareholder or shareholders who collectively hold both investment and voting control over at least five percent (5%) of the shares of the Trust for at least three consecutive years and have been acting in concert over that time period, who are shareholders of record at the time such notice is delivered to the Trust and who are shareholders of record at the time of the annual meeting, and who are entitled to vote at the meeting and who have complied in all respects with the procedures set forth in Article III, Section 13 of our by-laws.

Corporate Governance

Under the title “CORPORATE GOVERNANCE,” the Current Board’s Proxy statement discloses the following:

CORPORATE GOVERNANCE

In accordance with our declaration of trust and by-laws, our Board of Trustees elects the Chairman of our Board of Trustees and each of our executive officers, and each of these positions may be held by the same or separate persons. Our corporate governance guidelines do not include a policy on whether the role of the Chairman and Chief Executive Officer should be separate or, if not, whether a lead independent trustee is to be elected. Historically, the Chairman and Chief Executive Officer positions have been held by the same person. From February 2011, Mr. Lesser, the Chairman of our Board of Trustees, has also served as our Chief Executive Officer. We believe that this arrangement is suitable for a company of our size. The Board of Trustees shall review the need for any changes to these arrangements from time to time in light of the Trust’s changing business needs.

Our Board of Trustees has an active role in overseeing the management of our risks. The Board regularly reviews information regarding our liquidity, operations and investment activities, as well as the risks associated with each. The Board is responsible for overseeing the implementation of our investment strategy, the principal goal of which is to enhance long-term shareholder value through increases in earnings, cash flow and net asset value. Currently, each investment transaction is approved by the Board. In the future, the Board may establish an investment committee consisting of trustees to oversee our investment activities, including the review and approval of specific transactions.

The Board held three scheduled meetings during 2011 and on eight other occasions during the year, the trustees, after conferring individually or via writing, adopted Board resolutions by a majority of votes. The independent trustees met in executive session once during 2011; all of the independent trustees were in attendance during this session. All of the nominees attended the 2011 annual meeting.

Board Committees

Our Board of Trustees has two committees: an Audit Committee and a Compensation Committee. Each of the Audit Committee and Compensation Committee consists solely of independent trustees in accordance with the NYSE Amex Company Guide. The Trust formed an executive committee in January 2011, which was dissolved in August 2011. The Trust dissolved its nominating committee in August 2011.

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Audit Committee

Our Audit Committee consists of two independent trustees, each of whom the Board of Trustees has determined is “financially literate” and “independent” under the rules of the NYSE Amex: Virgil E. Wenger and Patrick R. Haynes, III. Mr. Wenger serves as chairman of the Audit Committee and the Board of Trustees has determined that Mr. Wenger meets the definition of “audit committee financial expert,” as defined in applicable SEC rules. Pursuant to its charter, the Audit Committee, among other purposes, serves to assist the Board of Trustees in overseeing:

·	the integrity of our financial statements;
·	our compliance with legal and regulatory requirements and ethical behavior;
·	the retention of independent public auditors, including oversight of their performance, qualifications and independence, as well as the terms of their engagement;
·	our accounting and financial reporting processes, internal control systems and internal audit function;
·	our monitoring of compliance with laws and regulations and our code of business conduct and ethics; and
·	our investigation of any employee misconduct or fraud

The Audit Committee met four times in 2011 with Gibbons & Kawash, A.C., our independent audit firm, and management to discuss the Trust’s financial reports prepared by management that were subsequently filed with the SEC on Forms 10-K and 10-Q. All of the Audit Committee members were in attendance during these meetings.

Report of the Audit Committee of the Board of Trustees

The Audit Committee hereby reports as follows:

1. Management has the primary responsibility for the Trust’s financial statements and reporting process, including its system of internal accounting controls. The Audit Committee, in its oversight role, has reviewed and discussed the audited financial statements with the Trust’s management.

2. The Audit Committee has discussed with the Trust’s independent audit firm the overall scope of, and plans for, its audits. The Audit Committee has met with the independent audit firm to discuss the Trust’s financial reporting process in addition to other matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T, as may be modified or supplemented.

3. The Audit Committee has received the written disclosures and the letter from Gibbons & Kawash, A.C. (“G&K”), required by applicable requirements of the PCAOB concerning independence, and has discussed with G&K its independence.

4. The Audit Committee has an established charter outlining the practices it follows. The charter is available on the Company’s website at: www.pwreit.com.

5. Based on the matters and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board of Trustees, and the Board has approved, that the audited financial statements be included in the Trust’s annual report on Form 10-K for the year ended December 31, 2011, for filing with the Securities and Exchange Commission.

Virgil E. Wenger (chair)

Patrick R. Haynes, III

Compensation Committee

Our Compensation Committee consists of two independent trustees: William S. Susman and Patrick R. Haynes, III. Mr. Susman serves as chairman of the Compensation Committee. The Compensation Committee, among other purposes, serves:

·	to establish and periodically review the adequacy of the compensation plans for our executive officers and other employees;
·	to review the performance of executive officers and adjust compensation arrangements as appropriate;
·	to establish compensation arrangements for our non-executive trustees; and
·	to review and monitor management developments and succession plans and activities.

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The Compensation Committee met once in 2011. All of the Compensation Committee members were in attendance at the meeting. The Compensation Committee does not have a formal charter.

Compensation Committee Report

The Compensation Committee hereby reports as follows:

1.          The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management;

2.          The Compensation Committee believes the 2012 Equity Incentive Plan is in the long-term interests of Power REIT and recommends that the Board adopt such plan for inclusion on its Proxy Statement for shareholder approval; and

3.          Based on the review and discussions referred to in paragraphs (1) and (2) above, the Compensation Committee has recommended to the Board of Trustees, and the Board has approved, that this report and the Compensation Discussion and Analysis be included in this proxy statement.

William S. Susman (chair)

Patrick R. Haynes, III

Compensation Discussion and Analysis

The Trust’s compensation program is designed to incentivize key individuals to provide services of value to the Trust, including services in the long-term interests of the Trust. The compensation program has historically consisted of relatively modest cash payments to the Trust’s trustees and its Secretary and Treasurer, for services rendered. See the “Trustee Compensation” table above, and the “Executive Officer Compensation” table below. However, the Trust has now completed a management transition and corporate reorganization, and formulated a new business plan, in order to position itself favorably as an infrastructure REIT and capitalize on significant opportunities to acquire real estate embedded in energy and transportation projects. We believe that it is essential to our efforts to expand and improve our business that our compensation program now be upgraded, in order to provide the Trust with increased flexibility to vary the amounts and types of compensation paid to the Trust’s executive officers, to serve the goals of:

·	more strongly aligning the interests of the Trust and the interests of its executive officers and trustees, among others, in support of our business expansion and improvement plans;
·	rewarding our executive officers in proportion to the increased duties we are imposing on them and the increased levels of performance we are requiring of them; and
·	rewarding our executive officers and trustees, among others, if and when they achieve substantial successes in expanding and improving our business and prospects, including, without limitation, by creating long-term shareholder value by increasing funds from operations (“FFO”) and dividends per share through accretive acquisitions of energy and transportation infrastructure.

The Trust is seeking to upgrade its compensation program by adopting the Power REIT 2012 Equity Incentive Plan. For a further discussion of the plan, see “Proposal 3: Approval of Power REIT 2012 Equity Incentive Plan”. The Compensation Committee has recommended to the Board of Trustees that the plan be adopted and the Board of Trustees is recommending in this proxy statement that our shareholders vote FOR the adoption of the plan.

Compensation Committee Interlocks and Insider Participation

Since January 1, 2011, no member of the Compensation Committee has been an officer or employee of the Trust or a former officer of the Trust, or has had a relationship requiring disclosure by the Trust under applicable SEC rules.

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Trustee Nomination Process

We have adopted a corporate resolution setting forth the trustee nomination process, which is the responsibility of the independent trustees of the Board. Nominee candidates for Board membership that are recommended by Board members as well as by management and by shareholders pursuant to the procedures established by our by-laws will be considered. Trustee nominees are to be selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, educational and other achievements, ability to make independent analytical inquiries, understanding of the Power REIT's business environment and investment strategy and willingness to devote adequate time and effort to Board responsibilities. Nominations by shareholders are evaluated in the same manner as nominations from any of the other sources described above. Considering the current size of the Trust and that the majority of the members of the Board (three out of four trustees) are independent, we believe that the current nominating process is sufficient in lieu of a formal nominating committee. The Board may, in its discretion, establish a nominating committee at such time as it deems appropriate.

The three independent trustees, Virgil E. Wenger, William S. Susman and Patrick R. Haynes, III, were involved in selecting the trustee nominees listed in this Proxy Statement.

Code of Business Conduct and Ethics

The Trust's Code of Conduct and Ethics, with which all officers and trustees must comply, is available from our website at www.pwreit.com or in print by writing to Power REIT, 55 Edison Avenue, West Babylon, NY 11704, Attention: Investor Relations.

IMPORTANT

•	Be sure to vote on the WHITE proxy card. We urge you not to sign any proxy card that is sent to you by the Trust.

•	If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the WHITE proxy “FOR” Mr. Dorsey’s nominees.

If you have any questions, require assistance in voting your WHITE proxy card, need additional copies of these proxy materials or directions to attend the Annual Meeting, please call Laurel Hill Advisory Group LLC at the phone numbers listed below.

Laurel Hill Advisory Group LLC

100 Wall Street, 22nd Floor

New York NY 10005

Banks and brokers call collect: 917-338-3181

All others call toll free: 888-742-1305

PLEASE COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD, ANY PROXY PREVIOUSLY GIVEN BY YOU WILL BE AUTOMATICALLY REVOKED. ONLY THE LATEST-DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

May __, 2012

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[WHITE PROXY CARD]

Power REIT

2012 Annual Meeting of Shareholders

THIS PROXY IS SOLICITED ON BEHALF

OF

PAUL M. DORSEY

PROXY

Paul M. Dorsey is the beneficial owner of 1,000 shares of beneficial interest of Power REIT (the “Trust”), representing approximately 0.06% of the outstanding shares of the Trust.

The undersigned acknowledges receipt of Mr. Dorsey’s proxy statement, dated ___ May, 2012, and hereby appoints Paul Dorsey and Dennis C. O’Rourke, Esq., as attorneys and agents with full power of substitution, to vote all shares of the Trust which the undersigned would be entitled to vote if personally present at the annual meeting of shareholders of the Trust scheduled to be held at the offices of Morrison Cohen LLP, 909 Third Avenue, New York, New York on Thursday, May 24, 2012, commencing at 10:00 a.m. Eastern Daylight Time, including any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of the Trust held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse side and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting which Mr. Dorsey is not aware of a reasonable time before the solicitation of this Proxy.

Unless otherwise specified in the squares or spaces provided in this proxy, this proxy will be voted FOR each of Mr. Dorsey's nominees for trustee FOR the ratification of the appointment of Gibbons and Kawash A.C. as the Trust’s independent audit firm and AGAINST the approval of the Trust’s 2012 Equity Incentive Plan. Should other matters, which Mr. Dorsey is not aware of a reasonable time before the solicitation of this Proxy, be brought before the Annual Meeting, the persons named as attorneys and proxies or their substitutes will exercise their discretion to vote on such matters.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

TO DELIVER YOUR PROXY BY MAIL, PLEASE DETACH PROXY CARD HERE

1.	Election of Trustees.

APPROVAL OF MR. DORSEY’S PROPOSAL TO ELECT DIRECTORS:

☐	For All Nominees (Paul M. Dorsey; Andrew M. Wasco; Joseph M. Vrankin; and Joyce Johnson-Miller)

☐	Withhold Authority to Vote for All Nominees

☐	For All Except the Nominees Written Below*
* Name(s) of excepted Nominees:

___________________________________ ___________________________________

___________________________________ ___________________________________

Note:	If you do not wish for your shares to be voted “for” a particular nominee, mark the “For All Except the Nominee(s) Written Below” box and write the name(s) of the nominee(s) you do not support on the lines above. Your shares will be voted for the remaining nominee(s).

2.	Approval of the Trust’s Proposal to Ratify the Appointment of Gibbons & Kawash as the Trust’s Independent Audit Firm.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	Approval of the Power REIT 2012 Equity Incentive Plan.

☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: _______________________, 2012

_______________________________________

                                 (Signature)

_______________________________________

                      (Signature, if held jointly)

_______________________________________

                                     (Title*)

IF YOUR SHARES ARE HELD JOINTLY, EACH OF YOU SHOULD SIGN.

*	IF YOU ARE AN EXECUTOR, ADMINISTRATOR, TRUSTEE, CORPORATE OFFICER, ETC., YOU SHOULD INDICATE THE CAPACITY IN WHICH YOU ARE SIGNING.

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THIS PROXY CARD.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.